Exhibit 1

Media Release

1 November 2007

WESTPAC REPORTS RECORD FULL YEAR PROFIT

2007 Highlights: (All comparisons are with 2006 full year result)

•                  Record cash earnings of $3,507 million, up 14%

•                  Record net profit of $3,451 million, up 12%

•                  Cash earnings per share of 189.4 cents, up 13%

•                  Full year dividend of 131 cents, fully franked, up 13%

•                  Return on equity (cash basis) 24%

•                  Revenue growth (cash basis) of 11%; 5 percentage points above expense growth of 6%

•                  Expense to income ratio (cash basis), down 220 basis points to 45%

2nd Half 2007 Highlights: (All comparisons are with 2007 interim result)

•                  Cash earnings of $1,829 million, up 9%

•                  Net profit of $1,810 million, up 10%

•                  Expense to income ratio (cash basis) of 44.3%, down 160 basis points

Year End Profit Result

Westpac Banking Corporation today announced record cash earnings of $3,507 million for the 12 months ended 30 September 2007, up 14 per cent. Cash earnings per share was up 13 per cent to 189.4 cents.

Net profit was up 12 per cent to a record $3,451 million.

Westpac also announced a final dividend of 68 cents fully franked, up 13 per cent on the prior corresponding period. This takes the full year dividend to a record $1.31.

Westpac Chief Executive Officer, David Morgan, said Westpac had delivered a strong and sustainable result.

“This is a high quality result, led by revenue increasing 11 per cent, the highest for many years. We have achieved strong double digit earnings growth of 14 per cent without compromising new business margins or risk settings. Importantly, our return on equity of 24 per cent is the highest in Westpac’s recent history.

“We have enhanced the franchise health across all of our business units. This has us well positioned in terms of market share, volume growth, productivity and brand strength and with strong, broad based momentum going into 2008,” Dr Morgan said.

“Most pleasing was the 5 percentage point gap between revenue and expense growth which delivered particularly strong operating leverage.”

www.westpac.com.au

As a result, Westpac’s cost to income ratio fell by over two percentage points to a record low of 45 per cent while underlying margins fell eight basis points, in line with medium term expectations.

“Momentum continued into the second half, built on strong customer activity especially in our Funds Management and Institutional banking businesses. We also saw a pleasing improvement in the contribution from New Zealand,” Dr Morgan said.

“While recent global capital market conditions have posed challenges, our strong funding and capital position has us well placed to respond to global economic developments. Importantly, Westpac has no direct sub-prime exposure and our credit quality remains sound, although delinquency levels are moving up from historically low levels.

“Over almost nine years we have built a resilient bank that continues to deliver over the long-term to shareholders.

“Westpac is now well positioned to maintain this strong performance as we continue to make disciplined investments for higher growth,” he said.

Business Unit Performance

Cash earnings (AUD millions)	Full Year 2007	Full Year 2006	% Change
Consumer Financial Services	$951m	$787m	21
Business Financial Services	$975m	$880m	11
Westpac Institutional Bank	$610m	$525m	16
BT Financial Group	$417m	$339m	23
New Zealand (NZ$)	$465m	$458m	2

•                  Consumer Financial Services delivered an outstanding 21 per cent increase in cash earnings, achieving a healthy balance of volume growth and competitive pricing with only a five basis point decline in margins. Mortgage lending increased 12 per cent slightly above system, and deposit volumes rose 11 per cent. Operating expenses increased four per cent partly due to an additional 325 front-line bankers being employed, and the opening of 13 branches.

•                  Business Financial Services delivered a solid 11 per cent growth in cash earnings, compared to 7 per cent last year. This business remains on a path of sustainable improvement with disciplined pricing and risk. Business lending increased 16 per cent and deposits were up 15 per cent.

•                  Westpac Institutional Bank (WIB) had a very strong performance with cash earnings up 16 per cent. The result was driven by customer activity in debt and financial markets. Growth in net loans over the 12 months was 33 per cent.

•                  BT Financial Group continues to be a growth engine with a 23 per cent increase in cash earnings supported by its Wrap platform growing 44 per cent. Advisory and insurance businesses also recorded excellent progress.

•                  While Westpac New Zealand only achieved a two per cent increase in cash earnings for the full year, there was improved momentum in the second half. The turnaround in this business is tracking to plan.

Outlook

Commenting on the outlook, Dr Morgan said: “2007 has been a strong year for Westpac. The Group has materially lifted revenue growth and all businesses are exhibiting good operational momentum going into 2008.

“We have also continued to invest for growth, adding a further 800 employees, principally in the front-line, and boosting platform and product capabilities, including reshaping Australian super through our ground breaking Super for Life product.

“Looking ahead, the economic environment remains broadly supportive. The Australian economy is expected to remain robust, underpinned by continuing strong demand, both domestically and internationally, and historically low unemployment. As a result, demand for credit is expected to remain high with solid housing growth and continuing robust business investment. At the same time, legislative changes to retirement savings have provided a further boost to the wealth industry.

“A key variable in the year ahead is the current dislocation of global capital markets. While we anticipate an easing in the tight liquidity conditions through 2008, some changes brought on by the fall-out of the US sub-prime market are structural and will become a more permanent feature of financial markets.

“In particular, we expect more differentiated pricing for risk. It is also likely that the business models of some market participants will be challenged by the tighter liquidity and the realignment of asset prices.

“Our leading position in institutional banking and our balance sheet strength has already created opportunities and we expect this trend to continue in the coming year.

“Westpac’s franchise health is also strong with record high employee commitment, improving customer satisfaction and our leadership in sustainability and governance.

“As a result, we remain confident we can continue to deliver strong results for shareholders. Solid earnings growth combined with high returns on equity, plus the healthy state of our franchise, will continue to underpin sustainable and high quality performances,” Dr Morgan said.

Ends.

For Further Information

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443